EXHIBIT 99.1

PyroGenesis Reports Voting Results from 2022 Annual Meeting of Shareholders and Announces Appointment of Senior Legal Counsel, Audrey Haligua

MONTREAL, June 21, 2022 (GLOBE NEWSWIRE) -- PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX: PYR) (NASDAQ: PYR) (FRA: 8PY), a high-tech company (hereinafter referred to as the “Company” or “PyroGenesis”), that designs, develops, manufactures and commercializes advanced plasma processes, high quality plasma atomized metal powder for 3D printing, and sustainable solutions which are geared to reduce greenhouse gases (GHG), is pleased to announce the voting results from its annual meeting of shareholders held on June 21, 2022 in a virtual format.

A total of approximately 52% of the issued and outstanding common shares of PyroGenesis were represented at the meeting.

All of the nominees for election as directors of PyroGenesis referred to in its management information circular for the meeting were elected. Votes cast on this matter were as follows:

Nominee	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
P. Peter Pascali	71,260,036	99.56%	312,940	0.44%
Robert Radin	71,189,443	99.46%	383,533	0.54%
Andrew Abdalla	71,180,761	99.45%	392,215	0.55%
Dr. Virendra Jha	71,210,086	99.49%	362,890	0.51%
Rodayna Kafal	71,248,748	99.55%	324,228	0.45%
Ben Naccarato	70,956,183	99.14%	616,793	0.86%
Nannette Ramsey	71,268,801	99.58%	304,175	0.42%

Shareholders approved the appointment of Raymond Chabot Grant Thornton LLP as auditor of PyroGenesis and the directors of PyroGenesis were authorized to fix their remuneration.

Shareholders authorized a change in the name of the Corporation to “PyroGenesis Inc.” or to such other name the Board of Directors deems appropriate. Shareholders also approved the adoption of a new Long Term Incentive Plan.

Final voting results on all matters voted on at the meeting can be found under PyroGenesis’ profile on SEDAR at www.sedar.com.

Additionally, the Company announced today that Audrey Haligua has joined the Company as Senior Legal Counsel.

Ms. Haligua was admitted to the Quebec Bar in 2002 and has over 20 years of experience in corporate and commercial law. Ms. Haligua will be responsible for identifying, assessing and managing legal, reputational and regulatory risks for the Company and providing guidance on a variety of legal matters, including securities, corporate governance, contracts, employment and intellectual property. Before joining PyroGenesis, Ms. Haligua worked for an international private manufacturing company as Director of Corporate Affairs. As sole in-house counsel, she was responsible for all legal matters associated to the organization. Prior to that, she worked as a Senior Contract Specialist for a publicly traded aerospace company. As a complement to her corporate-centered practice, she advised clients on matters relating to real estate, the Charter of the French Language, and participated in the due diligence phase of transaction files. Ms. Haligua completed a Bachelor of Civil Law at Université de Sherbrooke, and a Common Law Bachelor (Juris Doctorate) at Queen’s University.

The Company also announces the departure of Sara-Catherine Tolszczuk. Ms. Tolszczuk, predecessor of Ms. Haligua, has departed from her full-time in-house counsel role at PyroGenesis to start her own enterprise through which she provides legal services to public and private technology companies.

"We are excited to welcome Audrey to the team at this exciting time. We look forward to benefiting from her deep legal expertise as we continue to grow PyroGenesis into a truly global organization with a focus on sustainability and reducing GHGs,” said Mr. P. Peter Pascali, President and Chief Executive Officer. “Sara-Catherine's intellectual property knowledge and negotiation skills have been significant in the growth of the Company over the last two years. We are pleased that Sara-Catherine continues to serve the Company as Secretary of the Board and as outside counsel on a project-by-project basis”

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is a leader in the design, development, manufacture and commercialization of advanced plasma processes and products. The Company provides its engineering and manufacturing expertise and its turnkey process equipment packages to customers in the defense, metallurgical, mining, advanced materials (including 3D printing), and environmental industries. With a team of experienced engineers, scientists and technicians working out of its Montreal office and its 3,800 m2 and 2,940 m2 manufacturing facilities, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. The Company’s core competencies allow PyroGenesis to provide innovative plasma torches, plasma waste processes, high-temperature metallurgical processes, and engineering services to the global marketplace. PyroGenesis’ operations are ISO 9001:2015 and AS9100D certified. For more information, please visit www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Corporation's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Corporation with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Corporation's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.sec.gov. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Corporation undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the Toronto Stock Exchange, its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) nor the NASDAQ Stock Market, LLC accepts responsibility for the adequacy or accuracy of this press release.

SOURCE PyroGenesis Canada Inc.

For further information please contact:
Rodayna Kafal, Vice President, IR/Comms. and Strategic BD
Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com
RELATED LINK: http://www.pyrogenesis.com/